

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
April 9, 2007

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 8.01 Other Events

The Dow Chemical Company issued a press release on April 9, 2007, the text of which appears below:

DOW BOARD VOICES SUPPORT FOR COMPANY STRATEGY

Reiterating comments made earlier today by Andrew Liveris, chairman and CEO of The Dow Chemical Company, the Company said that its Board of Directors fully supports Dow's management team and its plan to continue enhancing value for all shareholders through the execution of its

strategy. The Company has had no discussion about a leveraged buyout.

About Dow
Dow is a diversified chemical company that harnesses the power of innovation, science and technology to constantly improve what is essential to human progress. The Company offers a broad range of products and services to customers in more than 175 countries, helping them to provide everything from fresh water, food and pharmaceuticals to paints, packaging and personal care products. Built on a commitment to its principles of sustainability, Dow has annual sales of $49 billion and employs 43,000 people worldwide. References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted. More information about Dow can be found at www.dow.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 9, 2007   THE DOW CHEMICAL COMPANY

               By: <u>/S/ CHARLES J. KALIL</u>
               Name: Charles J. Kalil
               Title: Senior Vice President, General Counsel and Corporate Secretary